04013552

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38635

RECEIVED NOV 29 2004 PROCESSING SECTION WASH, D.C. 202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Calton & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14497 North Dale Mabry Highway, Suite 215
(No. and Street)

Tampa	Florida	33618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dwayne K. Calton (813) 264-0440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edwards, Platt, Raulerson & Company, P.A.
(Name – *if individual, state last, first, middle name*)

101 E. Mahoney Street	Plant City	Florida	33564
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dwayne K. Calton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Calton & Associates, Inc., as of September 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAWRENCE O. HUGHES
MY COMMISSION # DD 147549
EXPIRES: September 4, 2006
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

Signature

Dwayne K. Calton, President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALTON & ASSOCIATES, INC.
AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 AND 2003

TABLE OF CONTENTS

Edwards, Platt, Raulerson & Company, P. A.
Certified Public Accountants and Consultants
P. O. Box 789 Plant City, Florida 33564-0789
(813) 752-4991 • (813) 752-6604 • FAX (813) 754-3073

Member
American Institute of
Certified Public Accountants
Florida Institute of
Certified Public Accountants

J. B. Edwards, CPA (1884-1966)
Charles L. Edwards, CPA
Randell L. Platt, CPA
Daniel D. Raulerson, CPA
John Coakley, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Calton & Associates, Inc.

We have audited the accompanying statements of financial condition of Calton & Associates, Inc. (a Florida corporation) as of September 30, 2004 and 2003, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calton & Associates, Inc. as of September 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 16 to the financial statements, during 2004 the Company determined that estimated legal and settlement costs were not currently deductible for tax reporting purposes. Accordingly, the 2003 financial statements have been restated to reflect the appropriate treatment resulting from the correction.

Edwards, Platt, Raulerson + Co., P.A.

Edwards, Platt, Raulerson & Company
Plant City, Florida
November 22, 2004

FINANCIAL STATEMENTS

CALTON & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2004 and 2003

ASSETS

	2004	2003
ASSETS:		
Cash	$ 3,342,004	$ 2,997,235
Investments	26,500	62,350
Receivables:		
Clearing agent	63,783	64,598
Commissions	122,870	121,726
Notes & other	32,722	239,964
Inventory	19,668	155,202
Property & equipment net of accumulated depreciation of $144,900 & $118,260, respectively	74,463	94,595
Prepaid expenses	1,856	15,458
Deferred tax asset	168,000	128,590
Deposits	214,131	202,066
Total assets	$ 4,065,997	$ 4,081,784

LIABILITIES AND SHAREHOLDERS' EQUITY

	2004	2003
LIABILITIES:		
Accounts payable	$ 12,941	$ 5,332
Accrued expenses:		
Clearing agent	19,668	155,202
Commissions	638,534	631,768
Profit sharing	143,392	136,600
Income taxes	155,384	223,713
Other accrued expenses	596,870	593,461
Total liabilities	1,566,789	1,746,076
SHAREHOLDERS' EQUITY:		
Common stock:		
Class A: voting and participating stock, $1 par; authorized 3,750, issued 1,250 shrs, 902 shares outstanding.	1,250	1,250
Class B: non-voting and participating stock, $1 par; authorized 3,750, issued 1,250 shrs, 355 shares outstanding.	1,250	1,250
Additional paid in capital	252,460	252,460
Treasury stock	(1,719,261)	(1,719,261)
Retained earnings	3,963,509	3,800,009
Total shareholders' equity	2,499,208	2,335,708
Total liabilities and shareholders' equity	$ 4,065,997	$ 4,081,784

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2004 and 2003

	2004	2003
INCOME:		
Commissions on customer trading in:		
Direct participation	$ 2,593,371	$ 2,600,456
Investment company shares	1,768,944	1,353,100
Insurance products	1,440,292	1,100,633
Municipal bonds	1,384,412	1,472,967
Other commissions	2,610,532	2,089,079
Firm trading and investment gains	346,304	444,085
Dividend and interest income	215,857	170,989
Due diligence & other income	672,006	673,140
Total income	11,031,718	9,904,449
EXPENSES:		
Representatives' commissions and overrides	8,753,576	7,574,804
Clearing charges	374,504	367,047
Salaries and employee benefits	602,802	637,697
Communications expense	93,155	88,058
Occupancy and equipment costs	163,958	158,339
Other operating expenses	564,569	578,348
Depreciation and amortization	26,640	36,835
Interest expense	15,992	1,032
Taxes other than income	90,703	90,684
Total expenses	10,685,899	9,532,844
Income (loss) before provision for income taxes	345,819	371,605
Income tax expense (benefit)	152,151	151,593
Net Income (loss)	$ 193,668	$ 220,012

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2004 and 2003

	CAPITAL STOCK	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS
Balance at September 30, 2002	$ 2,500	$ 252,460	$ (746,461)	$ 3,579,997
Net income for the year ended September 30, 2003	-	-	-	220,012
Purchase of treasury stock	-	-	(972,800)	-
Balance at September 30, 2003	2,500	252,460	(1,719,261)	3,800,009
Net income for the year ended September 30, 2004	-	-	-	193,668
Dividends				(30,168)
Balance at September 30, 2004	$ 2,500	$ 252,460	$ (1,719,261)	$ 3,963,509

See accompanying auditors' report and notes to financial statements.

CALTON ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 193,668	$ 220,012
Adjustments to reconcile net income		
Depreciation and amortization	26,640	36,835
Deferred tax expense (benefit)	(39,410)	(76,090)
(Increase) decrease in:		
Inventory	135,534	329,799
Investments	35,850	355,751
Clearing agent receivable	815	(37,851)
Commissions receivable	(1,144)	(2,888)
Prepaid expenses	13,602	15,771
Deposits	(12,065)	313,151
(Decrease) increase in:		
Accounts payable	7,609	4,559
Clearing agent payable	(135,534)	(329,799)
Commissions payable	6,766	93,253
Income tax payable	(68,329)	195,509
Other accrued expenses	3,409	164,048
Accrued profit sharing	6,792	136,369
Net cash (used for) provided by operating activities	174,203	1,418,429
CASH FLOWS FROM INVESTING ACTIVITIES:		
Loans to related parties	(13,784)	(93,038)
Repayment of related party loans	221,026	69,091
Purchase of equipment	(6,508)	(54,971)
Net cash (used for) provided by investing activities	200,734	(78,918)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends	(30,168)	-
Purchase of treasury stock	-	(972,800)
Net cash (used for) provided by financing activities	(30,168)	(972,800)
Increase (decrease) in cash and cash equivalents	344,769	366,711
Cash and cash equivalents-beginning of the year	2,997,235	2,630,524
Cash and cash equivalents-end of year	$ 3,342,004	$ 2,997,235

See accompanying auditors' report and notes to financial statements.

CALTON ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2004 and 2003

SUPPLEMENTAL CASH FLOW DISCLOSURES:

	2004	2003
Cash paid during the year for:		
Income taxes	$ 258,428	$ 72,060
Cash paid during the year for:		
interest	$ 12	$ 1,032

See accompanying auditors' report and notes to financial statements.

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Calton & Associates, Inc. is a registered securities broker-dealer and a member of the National Association of Securities Dealers (NASD), with headquarters in Tampa, Florida. The company is incorporated in the State of Florida as a "C" Corporation and is primarily engaged in the marketing of general securities and insurance products through a network of independent branches in various states.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

In accordance with generally accepted accounting principles, Calton & Associates, Inc. maintains it's books on the accrual basis of accounting.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments, including checking and money market accounts, with original maturities of less than ninety days. This definition does not include investments held for sale in the ordinary course of business.

Securities Transactions and Commissions

Securities transactions and the related revenue and expenses are recorded on a trade-date basis. The resulting commissions and clearing agent receivables are deemed to be fully collectible.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Compensated Absences

Compensated absences are provided to non-commissioned employees only. Due to their immaterial nature they are expensed when paid.

NOTE 3 INVESTMENTS

Investments are comprised of securities held-to maturity and trading securities.

Securities held-to-maturity

Debt securities held-to-maturity are carried at the lower of costs or market. Maturity of the individual instruments are between ten and thirty years at September 30, 2004. Original costs and carrying value are as follows:

NOTE 3 CONTINUED

2004		2003	
Costs	Carrying Value	Costs	Carrying Value
$ 10,522	$ 5,800	$ 6,000	$ 6,000

Trading securities

Trading securities are comprised of equity securities carried at their fair value. Unrealized gains and losses are included in earnings in the period they arise. Details of trading securities are as follows:

	Costs	Fair Value	Unrealized loss
2004	$ 59,100	$ 20,700	$ 38,400
2003	$ 111,100	$ 56,350	$ 54,750

NOTE 4 INVENTORY

Inventory represents debt securities available for sale to customers with maturity dates ranging from two to eighteen years and is carried at fair value. At September 30, 2004 and 2003 there were no material differences between cost and fair value.

NOTE 5 FURNITURE, EQUIPMENT, AND IMPROVEMENTS

Furniture, equipment, and leasehold improvements are carried at costs. Depreciation for financial reporting purposes is computed on the straight-line basis using the estimated life of the asset. The modified accelerated costs recovery system (MACRS) and asset-expensing provisions of code section 179 are utilized for income tax reporting purposes.

Major categories by costs are as follows:

	2004	2003
Equipment	$ 160,266	$ 153,758
Furniture	50,804	50,804
Improvements	8,293	8,293
Accumulated depreciation	(144,900)	(118,260)
	$ 74,463	$ 94,595

See accompanying auditors' report.

NOTE 6 DEPOSITS

During October 2002 the deposit required by the clearing agreement with Southwest Securities, Inc. was reduced from $500,000 to $200,000. Proceeds from the deposit reduction were used to acquire the treasury stock discussed in Note Twelve.

NOTE 7 RELATED PARTY TRANSACTIONS

At September 30, 2003 Calton Properties, Inc., a related party, was obligated to the Company under a note payable originally dated June 1, 1999 in the amount of $195,000. The original note had a stated interest rate of 8.75%, interest only due quarterly, with a maturity date of October 1, 2000. At maturity the note was modified to reflect changes in interest rates and extending the maturity, requiring quarterly payments of principal and interest in the amount of $4,500. At September 30, 2003 the balance of the note was $157,676 with an agreed upon interest rate of 3%. The note was paid in full during the year.

The company has a policy of charging back to the branches a portion of incurred legal and settlement costs attributable to the branch. The agreements between the branches and the Company provides for monthly deductions from commission payments. The agreement does not provide for interest on the outstanding balance.

Amounts due from related parties are as follows:

	2004	2003
Calton Properties, Inc.	$ -	$ 157,676
Branches	32,722	78,237
Employees	-	4,051
	$ 32,722	$ 239,964

NOTE 8 DEPOSITS

At September 30, deposits consist of the following:

	2004	2003
Clearing Agent deposit	$ 200,000	$ 515,742
Regulatory deposit	12,065	-
Insurance	2,066	2,066
	$ 214,131	$ 517,808

NOTE 9 PROFIT SHARING

The Company has established a qualified profit-sharing retirement plan that covers substantially all full time employees. Contributions totaling $143,392 and $136,600 for 2004 and 2003, respectively, represent the lesser of the maximum contribution allowed or 11% of participant compensation.

NOTE 10 INCOME TAXES

The Company made a required change to the accrual method of accounting beginning with all income tax filings for the year ended September 30, 2001. In accordance with the provisions of Revenue Procedure 99-49, the Company is required to recognize, ratably over four years, the net difference between revenues and expenses accrued for financial reporting purposes. The difference at September 30, 2000 was determined to be $390,426.

At September 30, 2004 and 2003 the financial statements reflected a deferred tax asset in the amount of $168,000 and $128,590, respectively. Such amounts represent the estimated future tax consequences resulting from the above referenced change in income tax reporting method, the use of Section 179 asset expensing provisions and accelerated depreciation methods for income tax reporting purposes, plus limitations on the deductibility of estimated legal & settlement costs accrued for financial reporting purposes. See Notes 11 and 16 regarding accrued legal & settlement costs and prior period adjustment with respect to income taxes.

The components of income tax expense are as follows:

		2004	
	Federal	State	Total
Current expense	$ 159,212	$ 32,349	$ 191,561
Deferred expense	(33,893)	(5,517)	(39,410)
Income tax expense (benefit)	$ 125,319	$ 26,832	$ 152,151
		2003	
Current expense (benefit)	$ 192,759	$ 34,924	$ 227,683
Deferred expense (benefit)	(68,661)	(7,429)	(76,090)
Income tax expense	$ 124,098	$ 27,495	$ 151,593

NOTE 11 COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under a non-cancelable operating lease for the rental of office space. Rent expense under the lease totaled $130,596 and $125,988 for 2004 and 2003, respectively. The aggregate liability under the lease at September 30, 2004 is as follows:

2005	135,204
2006	68,754
Thereafter	-
	$ 203,958

The Company has guaranteed the aggregate indebtness of an affiliated company for up to $100,000.

The Company is currently engaged in several on-going arbitrations and lawsuits with individual customers asserting claims in excess of $1.45 million. Management estimates that at September 30, 2004 the future costs and possible settlements associated with these matters to be between $535,000 and the claims asserted. Such amounts are charged to earnings in the period they arise. The estimated obligation in the amount of $535,000 is reflected under the caption "other accrued expenses" on the accompanying statement of financial condition.

NOTE 12 TREASURY STOCK

At September 30, 2002 treasury stock consisted of 335 shares of class A and 300 shares of class B redeemed by the Company at a total costs of $746,461. During 2003, the Company purchased 13 shares of class A and 595 shares of class B at a total cost of $972,800.

NOTE 13 CONCENTRATION OF CREDIT RISK

The Company maintains substantial cash balances with the clearing agent and at two financial institutions. The Securities Investors Protection Corporation and the Federal Deposit Insurance Corporation insure funds with the clearing agent and financial institutions, respectively, up to a maximum of $100,000. Management believes that the risk of loss associated with the uninsured portion of funds on deposit is remote.

NOTE 14 CLEARING AGENT

The Company utilizes the services of Southwest Securities, Inc., a wholly owned subsidiary of Southwest Securities Group, Inc. for all transactions requiring the use of a clearing agent. Southwest Securities Group, Inc. is a publicly held company located in Texas.

NOTE 15 NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (rule 15c3-1) under the Securities and Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2004, the Company had net capital of $2,159,117, representing an excess over required net capital of $1,909,117. The ratio of aggregate indebtedness to net capital was 76% and 93% at September 30, 2004 and 2003, respectively.

NOTE 16 PRIOR PERIOD ADJUSTMENT

As referenced in Note 10 The Company made a required change to the accrual method of accounting for income tax reporting purposes beginning with the year ended September 30, 2001. The initial computation of the required adjustment erroneously included estimated legal & settlement cost accrued for financial reporting purposes. The error resulted in an understatement, in the amount of $309,449, of income required to be recognized for tax reporting purposes over four years. Additionally, The Company deducted accrued and unpaid legal & settlement costs on subsequent tax filings through the year ended September 30, 2003. During the audit for the year ended September 30, 2004 it was discovered that Code Section 461 requires such accrued costs be accounted for on the cash basis of accounting.

Management has directed that the error be corrected and all incorrect tax filings be amended. The correction merely represents a timing difference between deductions for financial and tax reporting purposes. Accordingly, there is no effect on income as previously reported for financial reporting purposes, rather, it represents a shift between current and deferred income taxes.

The accompanying Statement of Financial Condition for the year ended September 30, 2003 has been restated to reflect the deferred tax asset and income taxes payable arising from the correction.

SUPPLEMENTARY SCHEDULES

CALTON & ASSOCIATES, INC.
SCHEDULES OF COMPUTATION OF NET CAPITAL
FOR THE YEARS ENDED SEPTEMBER 30, 2004 and 2003

	2004	2003
Ownership equity	$ 2,335,708	$ 3,088,496
Acquisition of treasury stock	-	(972,800)
Net income (loss)	193,668	220,012
Dividends	(30,168)	-
Adjusted net worth	2,499,208	2,335,708
Subordinated loans	-	-
Total available capital	2,499,208	2,335,708
Non-allowable assets	(291,471)	(573,094)
Tentative net capital	2,207,737	1,762,614
Haircuts:		
Stock/warrants	3,105	8,453
Federal, State, and Municipal securities	1,855	10,325
Other securities	43,660	33,215
Undue concentration	-	-
Corporate obligations	-	-
Total haircuts	48,620	51,993
Net capital	2,159,117	1,710,621
Minimum net capital	(250,000)	(250,000)
Excess net capital	$ 1,909,117	$ 1,460,621
Aggregate indebtedness	$ 1,647,121	$ 1,590,874
Ratio of aggregate indebtedness to net capital	76%	93%

See independent auditors' report.

CALTON & ASSOCIATES, INC.
SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15C3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Amount held on deposit in "reserve bank account", including value of qualified securities at end of reporting period.	$ 341

There is no material difference between the computation for determination of reserve requirements under rule 15c3-3 included with the financial statements reported on by the independent auditor and the computation previously filed by the broker or dealer in the unaudited FOCUS report.

See independent auditors' report.

CALTON & ASSOCIATES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE COMMISSION
SEPTEMBER 30, 2004

1)	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B.	$ -0-
	A) Number of items.	-0-
2)	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C, and D.	$ -0-
	A) Number of items	-0-

See independent auditors' report.

CALTON & ASSOCIATES, INC.
SCHEDULE OF RECONCILATION PURSUANT TO RULE 17A-D(d)(4)
SEPTEMBER 30, 2004

Net capital per FOCUS report	$	2,083,823
Net statement of operations impact of audit adjustments		(14,190)
Net decrease in non-allowable assets resulting from audit adjustments		89,484
Net capital per supplementary schedule	$	2,159,117

See independent auditors' report.

REQUIRED REPORT

Edwards, Platt, Raulerson & Company, P. A.
Certified Public Accountants and Consultants
P. O. Box 789 Plant City, Florida 33564-0789
(813) 752-4991 • (813) 752-6604 • FAX (813) 754-3073

Member
American Institute of
Certified Public Accountants
Florida Institute of
Certified Public Accountants

J. B. Edwards, CPA (1884-1966)
Charles L. Edwards, CPA
Randell L. Platt, CPA
Daniel D. Raulerson, CPA
John Coakley, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of and Shareholders of
Calton & Associates, Inc.

In planning and performing our audit of the financial statements of Calton & Associates, Inc. (a Florida Corporation), for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Edwards, Platt, Raulerson & Co., P.A.

Edwards, Platt, Raulerson & Company
Plant City, Florida
November 22, 2004